Northport Capital Inc.
#1100,1200 W 73rd Avenue
Vancouver, BC, Canada, V6P 6G5

December 14 , 2006

VIA OVERNIGHT DELIVERY and EDGAR

Song P. Brandon, Esq.
United States Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

MAIL STOP 6010

Re:	Northport Capital Inc. (the “Company”)
Registration Statement on Form SB-2 filed September 14, 2006
File Number 333-137300

Dear Ms. Brandon:

     This is in response to the staff’s comment letter of October 11, 2006 regarding the Registration Statement on Form SB-2 filed on behalf of Northport Capital Inc. (the “Company”) on September 14, 2006.

     Enclosed please find one copy of (i) Amendment 1 to the Form SB-2 filed on EDGAR on December 14, 2006 and (ii) one copy of the marked version of such Form SB-2.

     The response set forth below refers to the marked version of Amendment 1 to the Form SB-2 filed herewith.

General

1.	In your response letter, please state our comment and then explain each change that has been made in response to a comment. In addition, you should also reference each page number in which disclosure has been revised in response to a comment so that we can easily place your revised disclosure in its proper context.

We have prepared our responses in accordance with your requested format.

2.	Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

Our responses have been prepared in accordance with your requested format.

3.	Where comments on one section also relate to disclosure in another section, please make parallel changes to all affected disclosures. This will eliminate the need for us to repeat similar comments.

Where applicable, we have made parallel changes and have so noted in our response comment.

4.	In your next amendment, please update the disclosure information as of a recent date.

We have updated all applicable information.

Registration Statement

5.

Although Form SB-2 does not contain a space to indicate that the securities are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, please revise to include this disclosure.

See changes to the cover page of the Registration Statement

6.

We note your discussion regarding the fact that no public market currently exists for your common stock and that you intend to quote your stock on the Over the Counter Bulletin Board upon effectiveness of the registration statement. In that regard, please revise this section to state that the selling shareholders will sell at a price of xxx (or a range) per share until your shares are quoted on the Over the Counter Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.

Comment complied with. See additional disclosure on page 3.

7.

In addition, please disclose the factors you considered in determining the initial offering price in the summary section of this document. Please also revise your section entitled “Determination of Offering Price” on page 14 accordingly.

Comment complied with. See additional disclosure on page 21.

8.	Please highlight the sentence on the cover page referencing in investors to your risk factors.

Comment complied with. See cover page of Prospectus

Prospectus Summary, page 5

9.

You make use of unnecessary defined terms. Rule 421(b) requires you to avoid using defined terms as the primary means of communication. It is distracting to define terms that are commonly understood or that you simply can explain by their use in context. In some cases, the meanings of the terms in parenthetical phrases are clear from their context. For example, you define Dalian Beigang and the Securities Act. Parenthetical definitions such as these are unnecessary. Simply use the full name the first time you refer to the term. Then, in close proximity to the full name, use the shortened version. After that you can simply use the abbreviation.

We have amended the defined terms in accordance with your requested format.

10.

Additionally, throughout your document you capitalize certain terms such as Local Tax Bureaus, Local Pricing Bureaus, and Federal Tax Bureau. Sometimes, you do not capitalize these same terms. Please revise your document so that when you refer to certain agencies you either capitalize all the time or do not capitalize. Please revise your document accordingly.

We have amended the document to not capitalize items as you noted.

The Company, page 5

11.

Please revise the discussion to clarify the operations in which you are currently engaged and the operations in which you propose to engage. For example, it appears you engage in no other business except for the tax filing and preparation activity you conduct through your wholly owned subsidiary Dalian Beigang. If this is true, please so state.

Comment complied with. We have added disclosure confirming that the Company’s core business is tax filing and preparation activities related thereto. We have also added disclosure regarding the digital photo technology as you asked for in item 84 to clarify this investment undertaken by the Company.

See additional disclosure on pages 44-45.

12.	Please also indicate if your business services are geared towards commercial business owners or to individual tax filers or both.

Comment complied with. The Company’s tax filing and preparation system is geared only towards commercial business owners and not individual tax filers.

See additional disclosure on page 6.

13.	You indicate that Dalian Beigang is expanding its operations to other Chinese cities. Please indicate what other cities and when it expects to do so.

Comment complied with.

Dalaian Beigang has promoted the TENET System with the tax bureaus in the following provinces and cities:

Lioning Province : Shenyang, Anshan, Fushun, Jinzhou, Dandong, Yingkou

Jilin Province: Changchun, Jilin, Siping, Songyuan, Tonghua, Baishan
Heilongjia Province: Harbin, Daqing, Suian, Qiqihaer, Mudanjian
Shanghai: Jingan District, Songjiang District
Tianjin: Development Zone
Hebei Province: Changzhou
Sichuan Province: Chengdu
Yunnan Province: Kunming
Guangxi Province: Nanning

The initial city operation away from Dalian was selected at Yingkou in Lioning Province. Commercial operations in other cities will require funding and no such funding is yet available to the Company.

See additional disclosure on page 6.

Risk Factors, page 7

14.

Please revise the subheadings of your risk factors to clearly identify the risk and potential consequences. At present, most of your risk factor headings do not appear to adequately describe the risk to investors. Your reader should be able to understand the nature of the risk to the investment by reading the caption to your discussion. Please revise your entire risk factor section accordingly.

Comment complied with. We have amended the sub headings in the “Risk Factors” section to more adequately identify the value of each risk we identify and potential consequences there from.

See revised disclosure on pages 9-17.

15.

We note that under some of your risk factor headings, you discuss the risks and consequences stemming from more than one particular risk. Please note that each risk factor should contain a heading and a discussion related to only one risk and the consequences that stem from it. In that regard, please revise your entire risk factor so that each risk you discuss in this section has a header and an appropriate discussion that follows it. We expect substantial revisions to your risk factor section.

Comment complied with. We have revised the entire Risk Factor section so as to ensure each heading and its relevant discussion is related only to one risk and the consequences that stem from it.

See revised disclosure on pages 9-17.

16.

Based on your disclosure you provided regarding executive compensation on page 31, it does not appear your executive officers have received any compensation to date. Please consider adding a separate risk factor disclosing that your executive officers do not currently receive any compensation from you, if true. Additionally, disclose what other duties such executive officers hold in other companies or other jobs they currently hold. Please include what percentage of their time they devote to your company as opposed to other jobs they might hold.

We erred in this disclosure. In fact, the two principal officers and directors were paid during prior and current years and we have added the correct numbers in the disclosure section on page 47. They both devote 100% of their time to Dalian Beigang and Northport. They hold no other jobs. James Wang is not currently paid as a director and as Secretary of Northport.

17.

Please consider adding a risk factor discussing your reliance on your executive officers. You should disclose in that risk factor that you have no employment agreements or any key life insurance policies with such individuals.

We have added a new Risk Factor on page 12 entitled “Our key management personnel are without employment contracts… ” in which we specifically comment on the lack of employment agreements or any key insurance policies with the company’s executive officers.

18.	Please consider adding a risk factor related to your going concern opinion and the consequences that stem from that issue. In your risk factor, please also disclose your accumulated deficit to date.

We have added a new Risk Factor on page 12 entitled “We have yet to attain profitable operations…” in which we comment on our auditor’s opinion in Note 11 of their financial report. This new risk factor also discloses the Company’s accumulated deficit to date of $ 240,073.

19.

Please consider adding a risk factor that addresses the fact that your license issued by the Chinese government expires on June 19, 2007, the circumstances under which it can be renewed, whether you have any reason to think it will not be renewed, and the effect on the company’s financial condition and results of operations in the event the license is not renewed.

We have added a new Risk Factor on page 12 entitled “Business License Expires June 19, 2007…” and include discussion on the risks and consequences of non-renewal thereof.

Market Price, page 7

20.

Please note that each risk factor header and disclosure should only contain disclosure related to only one risk and the consequences that could stem from it. In that regard, you discuss in this risk factor a couple of risks. One risk is associated with the lack of a formal trading market and other risk is associated with the fact that your securities will be subject to penny stock rules. Please remove your discussion related to the risks associated with your securities being considered penny stock to a separate risk factor. In that risk factor, please also detail the reasons why your securities will be considered penny stock.

We have amended the Risk Factor on page 9 entitled “There is no active trading market for our common stock and if a market for our common stock does not develop, our investors will be unable to sell their shares.” to only focus on the aspect of lack of a formal trading market. We have also added a new Risk Factor entitled “Penny Stock Rules” which specifically comments on this risk factor. This new risk factor also contains discussion on why our securities may be considered penny stock.

Directors and Officers are non-residents of the United States, page 7

21.

You indicate that a majority of your directors and officers are nationals and/or residents of countries other than the United States and that all or a substantial portion of the assets of these persons are located outside the United States. Please indicate to what countries you are referring.

Zhao Yan and Zhong Bo Jia are both citizens and residents of the People’s Republic of China. James Wang is a citizen and resident of Canada.

Each director maintains his or her principal assets in their country of residence. We have added disclosure on this issue on page 11 .

“Our Business may be adversely affected by relationships between the United States…,” page 8

22.

You indicate that boycotts, protests, governmental sanctions and other actions could adversely affect our ability to operate profitably. Please note that each risk should only provide discussion related to one risk and the consequences that could stem from it. In that regard, please remove your discussion related to the risks and consequences associated with boycotts, protests and governmental sanctions and other actions that factor. Please also indicate if such factors have historically impacted the operations of Dalian Beigang as we understand this is your only operating subsidiary.

We have added additional risk factors to ensure that each heading and related disclosure focuses on one risk issue only and potential consequences there from. None of these risks have historically affected the operation of Dalian Beigang and we have provided disclosure on this issue on page 12.

23.

Please provide a brief explanation of the specific repercussions that applicable laws have on your business. In addition, please indicate their effects on the business such regulations have had on your sole operating subsidiary so far, including any activities on Dalian Beigang even prior to your acquisition of that company in 2005. In addition, please briefly describe any new or proposed legislation that has had an effect on you so far or may effect your future operations. Please provide a more expanded discussion in the business section of your document.

Dalian Beigang requires the following regulatory approval with respect to its operations in China:

(a) Approval of TENET by Dalian City Planning Commission Da Ji Ke Jiao Fa (2000) No. 317 Document---“Approval Relating to TENET Electronic Tax Declaration Network Project Proposal” from Dalian People’s Government Planning Commission (Aug. 22,2000)

(b) Approval of TENET by Dalian Information Industrial Bureau Da Xin Xiang Zi (2000) No. 24---“Approval Relating to TENET Electronic Tax Declaration Network Project Proposal” from Dalian People’s Government Information Industrial Bureau (Oct. 20, 2000)

(c) Approval of TENET by Dalian National Tax Bureau Da Guo Shui Fa (2000) No. 127——“Notice of Dalian National Tax Bureau on Promotion of TENET Online Tax Declaration System” (Aug. 2000)

Dalian Beigang was certified by the Dalian People’s Government Science & Technology Commision as a high-tech enterprise in July 1999 and also appraised by the Dalian Industrial & Commercial Government Administration as a unit honoring contracts and promises.

Management is unaware of any additional or proposed new regulations that are required to be met by Dalian Beigang in respect to its business operations and its TENET system. We have added disclosure in the business and the risk factors sections commenting on the details of these items on pages 12, 32-33.

Chinese Laws and Regulations, page 8

24.	Please indicate if you or Dalian Beigang have ever been found to be violation of any PRC laws or regulations.

Neither the Company nor Dalian Beigang have ever been found to be in violation of any PRC law or regulation. Disclosure on this issue has been added on page 14.

Lack of and Restrictions on Dividends, page 9

25.

This risk factor heading contains risks related to several risks. For example, we note the following:

  one risk deals with the risks associated with your operating subsidiary operating substantially in Renminibi;
  another risk discusses your need to do substantial marketing;
  a third risk is related to your need to raise capital; and
  a fourth risk discusses the legal restrictions that will affect your ability to distribute dividends.

Please revise this risk factor so that each of the foregoing are discussed in separate risk factors.

We have expanded our disclosure of Risk Factors to specifically limit heading and disclosure to one separate risk factor per item and amended the Risk, “Lack of and Restrictions on Dividends” to four separate risk comments.

See revised disclosure on page 14.

26.	In view of your primary business and location of operations, please explain the nature of and reason for the denomination of certain expenditures in U.S. dollars.

We disclosed financial figure in US dollars where we felt it was more appropriate and where we believed such numbers were directly related to the business of the Company. Renminbi figures were used where they referred to local costs, subscriber fees and related costs. We have added disclosure on the exchange rate between US dollars and the Chinese renminbi on page 9.

Currency Conversion, page 9

Inflation in China, page 9

27.

These risk factors as currently written are too generic. To the extent that any of the factors you have identified in this risk factor may have a material adverse affect on your business, please address each risk in a separate risk factor.

We have expanded our disclosure of this Risk Factor as requested. See page 16.

Competition, page 10

28.	Please identify your primary competitors, or if there are too many to name, please approximate how many competitors are in your industry.

There are a number of Chinese software companies that can create a tax declaration solution and become a partial competitor in theory. However, in addition to technical requirements, it is more important to have a model demonstration city for market development in China. The TENET system has been successful in operation in Dalian for five years. Favorable comment from the Dalian National Tax Bureau and business users is the best advertising model.

Management is unaware of any competitive product such as TENET that provides both online tax reporting and actual payment features. There are a number of systems providing online tax reporting only, currently estimated by management as in excess of 10.

Additional disclosure has been added in the Competition paragraph in the Business section on page 17.

29.	You indicate that the advent of free, online Internet payment systems also poses competitive threats to your Tenet system. Please explain how these companies pose competitive threats to you.

Free Internet tax declaration systems have emerged in some cities in China over the past three years. Although their security is poor as compared to Intranet systems, such systems are free and easy to promote, being highly attractive to tax bureaus in different cities. When Dalian Beigang promoted the TENET System, the tax bureaus in some cities did give attention to such “free” Internet tax declaration methodologies while recognizing the security and reliability and user services systems of the TENET System.

Additional disclosure in this regard has been added to reflect these comments on page 16.

30

You indicate that “each Taxpayer is bound by the agreements they have entered with Dalian Beigang.” What taxpayer are you referring to by this statement? How many agreements do you have with such taxpayer? What is the duration of the agreement. Additionally, may the taxpayer terminate the agreement at any time or will such taxpayer incur a penalty?

In China, a “common taxpayer” is defined as an independent corporate enterprise with annual sales of over RMB 1.8 million yuan, ($ 219,000 US), which becomes a subject under particular monitoring by a tax authority. All enterprises involved in tax declaration using the TENET system must sign a Use Agreement with Dalian Beigang. The agreement is valid for one year and is renewable.

Each taxpayer – client of Dalian Beigang need sign only the one Use Agreement. The agreement calls for the full year’s service fee to be paid at commencement. Cancellation by the taxpayer – client results in loss of any remaining unused fee portion.

Additional disclosure in this regard has been added to reflect these comments on pages 6, 17.

31.	Please revise the last sentence in the fourth paragraph to indicate that it is your belief that there are no known competitors offering online tax payment systems in China that include processes for security and safety.

We have amended the referred sentence to read “Management is unaware of any competitive product such as Tenet that city provides both online tax reporting and actual payment features”. See page 17.

32.	You indicate that the Local Tax Bureau is unlikely to approve more than on-line system to be used locally as it could comprise the integrity of the Tax Bureau system. Based on this statement, why would you expect strong competition? Additionally, indicate why Dalian Beigang expects strong competition in the mid-term.

The national tax bureau in a city can accept only one network tax declaration system. Otherwise data confusion will arise to the network platform of the bureau.

The China Government is now stressing open government affairs and requiring authorities to establish electronic websites for government affairs. This is no exception to the Dalian National Tax Bureau, which has created an open website including a free tax declaration window. The tax declaration windows of national tax bureaus in common cities are only for image demonstration, and are not used as a main channel of tax declaration.

Free tax declaration systems offer almost the same function as the TENET system in terms of reporting. Although there are security and service problems, these systems are free and have attracted business users. As a result, the number of users in the TENET System as at Jun. 2006 dropped.

We had amended our disclosure on this issue on page 17.

User Resistance, page 10

33.	Why has there been user resistance to use the Tenet system?

In promoting the TENET system, users hostile to the TENET System have been very few. The main negative reason is that accounting staff of these enterprises are older and not familiar with computer operation skills. Additionally, some enterprises do not understand our fees and charges. User resistance has also resulted from existing clients opting out of Tenet agreements in favor of free internet tax reporting systems.

We have amended our disclosure on this issue on page 17-18.

34.	When was the mandate from locate authorities to use the Tenet system announced? Please also describe the material contents of the locate mandate requiring tax filers to use the Tenet system.

Dalian National Tax Bureau issued No. 127 Document in Jul. 2000 officially informing commercial taxpayers of the TENET Online Tax Declaration System. As the computer system of the Dalian National Tax Bureau was upgraded in a large scale to the requirements of the National Tax Bureau , the marketing efforts were delayed on the TENET online tax declaration system until Sep. 2001.

We have amended our disclosure on this issue on page 17.

35.
You indicate that you are assisting Lenovo Corporation to institute Tenet in the city of Yinkou. Please indicate if you own the rights to the Tenet system. If yes, in your Business section, please further describe your business arrangement with Lenovo, including descriptions of any agreements you have with them. You should also file the agreement as an exhibit.

Management opted to launch its first city operation of TENET outside of Dalian in Yingkou, the nearest large city, and only 200km from Dalian, a 3-hour drive by highway.

The local partner is Yingkou City Beigang Network Information Industry Service Co., Ltd., a wholly owned subsidiary of Lenovo Corporation, China's largest computer manufacturer and retailer. Lenovo Yingkou is the largest computer dealer and service provider in Yingkou maintaining a good relationship with the national tax bureau there.

There are 22,000 local taxpayers in Yingkou, including some 5,000 common taxpayers. Management hoped to acquire experience in promoting the TENET system in cities other than Dalian by way of agreement with Yingkou Lenovo, which is required to use Dalian Beigang as a brand when promoting the TENET system in Yingkou. Yingkou Lenovo has established a business enterprise (Yingkou Beigang) in Yingkou in cooperation with Dalian Beigang.

The Agreement between Dalian Beigang and Yingkou City Beigang Network Information Industry Service Co., Ltd. Cooperation Agreement, English version, dated September 18,2002 has been filed as Exhibit 10.1.

Under the agreement, Dalian Beigang is responsible for computer hardware configurations, software development and system debugging of the online tax declaration and payment system server. Dalian Beigang is also responsible for technical support and troubleshooting of the system, timely updating of the system and maintaining all aspects of the system on request of Yingkou National Taxation Bureau; must provide timely reports to Yinkou Lenovo of the user management software and complete operating mode of the online tax declaration & payment system, for support in technology and business to Yingkou Lenovo, and also for training of two persons as management of Yingkou Lenovo and two lecturers who are responsible for training users of the system in Yingkou.

Dalian Beigang must also provide a full time qualified person to Yingkou Lenovo for instruction, assistance and guidance.

Under the agreement, Yingkou Lenovo is responsible for rental of a Yingkou telephone relay line for the online tax declaration and payment system. They are also responsible for establishment of a fully functioning user service server and maintaining such server for use of the online tax declaration and payment system including software maintenance, initial start up service, technical service, development of the procedures for user development, provision of the training lecturer and other management personnel; classroom for training users and necessary equipment for training (projector, server, computer etc.); completion of a service agreement between users for the online tax declaration & payment system, login form, enterprise's registration form, explanation on operations for user and pamphlet, desks for responding to requests from users; vehicles for technical service; and other equipment for all aspects of the business and management.

Yingkou Lenovo is responsible for maintaining an excellent relationship with the Yingkou National Taxation Bureau, their branches,corresponding banks and other departments of government and is responsible for developing users in the Yingkou location and reporting to Dalian Beigang on a timely basis with business progress and the operating status of the system. Yingkou Lenovo is also responsible for timely settlement of profit divisions as per the financial settlement rules agreed on.

Both parties agree to honor all aspects of confidentiality on the technology and also the business plans of Tenet in Yingkou.

Intellectual property rights and franchise business rights relating to the parts of the Tenet system that must be developed further on request of the Yingkou National Taxation Bureau, are owned equally by the two parties; and Yingkou Lenovo has the right to file patent applications and registrations for applications developed within the Yingkou region. Hard equipment and property rights invested by Dalian Beigang remain its property. Training equipment and office equipment invested by Dalian Beigang becomes the property of Yingkou Lenovo.

Profits are to be split as to 30% of the income from the charges for users annual fees for Dalian Beigang, and 70% of the income from the charges for users annual fees for Yingko Lenovo.Such profit allocation is not implemented if the number of developed users is less than 1, 000, and the division of profits between the two parties will only be allocated based on annual fees generated from users that exceed the base figure of 1000. Settlement of profit payments is planned to be before the 7th day of every month following.

Yingkou Lenovo bears the business taxes payable on the income from the annual charges for users. Dalian Beigang maintains ownership of TENET in Yingkou.

We have added disclosure on the Yingkou agreement in the Business section on page 29.

36.	Please explain what you mean by “non revenue basis.” Please also indicate why you are providing assistance to Lenovo Corporation on a non revenue basis at this time.

According to Article 3: Benefits Distribution section in the Cooperation Agreement entered into between Dalian Beigang and Yingkou Beigang, “Party A shall not participate in benefits distribution if the users developed are less than 1,000; and if it is beyond 1,000, distribution shall be made in proportion.”, Dalian Beigang has not participated in benefits distribution to date as the users in Yingkou are still below the said threshold.

We have provided additional disclosure on this issue on page 14.

Pricing, page 10

37.	Please explain the difference between local tax bureau and local pricing bureau.

All consumer products require pricing bureau approval on list prices when initially offered. Tax bureaus collect taxes from individuals and business enterprises.

We have added additional disclosure on this issue on page 17.

38.
Please indicate which local pricing bureaus in China have issued a mandate to use your Tenet system? Please also indicate how long such mandate has existed for each of the local pricing bureaus that have required the use of your Tenet system. If applicable, please also indicate what portion of the fees it receives in setting the maximum price for taxpayers to use the Tenet system and what portion goes to you.

To date the national tax bureaus in Dalian and Yingkou are the only bureaus that have issued approval for commercial tax payers to use the TENET system. Such approvals are ongoing and were issued in Dalian and in Yingkou . No fees are payable to any pricing bureau or national tax bureau. 100% of all taxpayer-client fees are retained by Dalian Beigang.

According to the local pricing policies of the Dalian People’s Government prior to 2000, the pricing of the TENET system was subject to approval of the Dalian Commodity Price Bureau. The price then approved by the Price Bureau was RMB 1,200 yuan for each user and Dalian Beigang collected RMB 1,200 yuan from all subscribers in the first year. As required by the Dalian National Tax Bureau, the rate was reduced by 20% each year until it became 50% of that for the first year, i.e. RMB 600 yuan each year.

We have provided additional disclosure on this issue on page 17.

Selling Shareholder, page 11

39.	Please include columns of how many shares and percentage of stock each selling shareholder will own after the offering.

See additional disclosure on page 19.

40.	For every selling security holder in the table who is neither an individual nor a public company, please provide the full name(s) of the natural persons having voting dispositive or investment powers.

MRA Astron Trust – Henry Boyd

ACL Consulting Corp. – Mark Linbdberg

41.
Please tell us whether any of the selling shareholders is a broker-dealer or an affiliate of a broker-dealer. If any of the selling shareholders are broker-dealers or affiliates of a broker-dealer, tell us supplementally whether any of the selling shareholders received these shares as underwriting compensation. We may have further comments.

None of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer.

42.	Please revise the information under the percentage ownership column to reflect the correct information. Please compare to the presentation under the principal stockholders section.

None of the principal stockholders are selling stockholders.

Selected Financial Information, page 15

43.
Please tell us why there is a difference between “Earnings/ (loss) per share from continuing operations” and “Net earnings (loss) per share,” when your statement of operations does not show that there were any discontinued operations during the periods presented.

We have amended the wording to delete “continuing” as there have not been any discontinued operations to date. See disclosure on page 27.

Business of the Company, page 16 Forward Looking Statements, page 16

44.
Section 27A of the Securities Act specifically excludes from protection statements you make in connection with initial public offerings and further the safe harbor provided by the Private Securities Litigation Reform Act of 1995 for forward-looking statements is not available for a company that issues penny stock. Because this is your initial public offering and because you are appear to be issuing penny stock, please replace the language with specific disclosure that the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995 does not apply to this registration statement.

We have added the following sentence: “However the safe harbor provisions for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995 does not apply to this registration statement.”

See additional disclosure on page 28.

General, page 16

45.
Throughout this section and other places in the document you make use of unnecessary defined terms. For example, you define the following words: (I) Project; (ii) Renovo; (ii) LB Offices; (IV) Legend; (v) VAT; (VI) Designate; and (vii) WOFE. Parenthetical definitions such as these are unnecessary. Simply use the full name the first time you refer to the term. Then, in close proximity to the full name, use the shortened version. After that you can simply use the abbreviation.

We have amended the document to exclude unnecessary parenthical definitions.

46.	Please indicate when the National Golden Tax Project was initiated.

The National Golden Tax Project was launched in 1996 and focused on speeding up the information gathering process by the China national tax bureau. The principal reason was to implement a stricter control process over abuse in fraudulent preparation of value-added-tax invoices by commercial taxpayers.

We have added additional disclosure on this issue on page 28.

47.	Please briefly explain how the local and federal tax bureaus in China work.

National tax bureau covers tax types different from that of local tax bureau. The business of the National tax bureau covers (product) transaction Value Added Taxes, business income tax, with the tax collected to be handed to the national treasury directly, constituting national fiscal income. National tax bureau offices are located in each provincial capital city and in each city and area within that province.

The business of the local tax bureaus covers local city taxes owed from local enterprise businesses and individuals, with the tax collected handed to the local city treasury as local fiscal income.

We have added additional disclosure in this regard on page 29.

48.

You indicate in the fourth full paragraph on page 16 that “Tenet was developed by Dalian Beigang in collaboration with the Federal tax bureau in Dalian over a two year period.”

This sentence suggests that there is more than one “federal” tax bureau in China. Please explain

The State Administration of Taxation represents the China Government to govern national tax bureaus in different province’s capital cities, which are responsible for national tax bureau offices and local tax bureau offices in different cities under them. We have amended the wording in this section to correct the potential misunderstanding on page 30.

49.	You also indicate that the Tenet system is an “intranet” based online system. Please indicate who has access to the Tenet system.

The TENET system is a LAN (local area network) system based on Internet technology. Only those business users having an agreement for its use with Dalian Beigang can access that system. See additional disclosure on page 30.

50.	Please explain what a beta test is.

TENET beta tests were a procedure of initially implementing that system during its development phase with a small number of taxpayers so as to gather information on system effectiveness, user friendliness, and operational problems. Once completed, the primary system was amended and updated to improve its operation so as to be as effective as possible. See additional disclosure on page 30.

51.

Please indicate whether the 920 subscribers in Yingkou are business tax filers. Please also indicate how many business filers there are in Yingkou. We note you have provided this information regarding filers in Dailan.

These are 22,000 local taxpayers in Yingkou, including approximately 5,000 common taxpayers which are potential users of Tenet. See additional disclosure on page 30.

52.	What is the basis for your statement that subscriber fees in Dailan are considered affordable?” In your explanation, please explain to what other competitors you are comparing fees.

The pricing standard for the TENET system in a city is determined through discussion between Dalian Beigang and the local office of the national tax bureau. The national tax bureau wishes that fee charges be as little as possible to enterprises.

The original fee structure approved by the Dalian price bureau, contained specific details on maximum fees to be charged by Dalian Beigang. There are no other comparable competitors in Dalian or Yingkou. The fees are deemed affordable since the majority of historical clients have renewed their agreements.

See additional disclosure on page 30.

53.	Please disclose your basis as well as what you mean by the statement the “Tenet system provides real savings over the present manual systems, which over time will be realized by the subscriber.”

Traditional manual tax payment includes costs to a commercial taxpayer of manual preparation of tax reporting forms, preparation of accounting designed specifically for such forms, purchase of tax reporting forms from national tax bureaus, costs of personnel needed to stand in lines to obtain filing approvals, obtaining cash from taxpayer bank account to cover the approved tax amount and returning to the tax office to physically pay the tax amount. Costs of staff and forms are offset by the TENET system which allows all activities to be handled directly from the taxpayer’s offices.

See additional disclosure on page 31.

54.	Please disclose the “several other firms that appear to pose near term competition to Tenet in that they offer online reporting service.”

The China Government is now stressing open government affairs and requiring authorities to establish electronic websites for government affairs. This is no exception to the Dalian National Tax Bureau, which has created an open website including a free tax declaration window. The tax declaration windows of national tax bureaus in common cities are only for image demonstration, and are not used as a main channel of tax declaration. Free tax declaration systems offer almost the same function as the TENET system in terms of reporting. Although there are security and service problems, these systems are free and have attracted business users. As a result, the number of users in the TENET System as at Jun. 2006 dropped.

We had amended our disclosure on this issue on page 31.

55. You indicate that “there are a number of Internet based, online payment systems now available to China commercial corporations but these lack the safety and security aspects offered by Tenet.” Please explain what safety and security aspects your software offers over these competitors.

As a network system established independently, the TENET system is a part of the Internet. The firewall of the system is used against any illegal access so that hackers from the Internet are unable to access and attack it directly. This compares to systems allowing online payment which do not have comparable safety and security systems.

See additional disclosure on page 31.

56.	You indicate in the first full paragraph on page 17 that other software firms are approaching local tax bureaus and that such bureaus are adopting these competitive firms’ systems despite their “inferior appearance.” Please explain what you mean by inferior appearance.

Such systems offer a tax reporting feature only and do not include the ability to online pay taxes due. As compared to the TENET system, these are inferior in terms of overall performance and features availability.

See additional disclosure on page 31.

57.	You indicate that local tax bureaus could not easily handle more than one online system and therefore are not likely to adopt multiple systems. Please provide us the basis for this statement.

Only one system for online tax declaration can be adopted in a national taxation bureau of a city. Should two or more systems be used together, there will be confusion of data collection in the network server of the taxation bureau.

58.

You indicate that the business model of Dalian Beigang assume that one must adopt a third party licensing system to expand quickly. Please indicate if you have entered into any third party licensing agreements? If so, please identify the parties and file the agreement as exhibits to your document. You should also describe the material terms of the agreement.

The only agreement entered into currently is with Yingkou – Lenovo in the city of Yingkou, Lioning Province. The agreement entered into has been attached as Exhibit 10.1.

59.

You indicate that expansion to other locations is anticipated and contingent on the availability of financing. Please disclose how much you anticipate needing and when and how you expect to raise such funds.

Funding requirements for TENET implementation will vary by city, based upon size of the commercial taxpayer database. Management estimates costs of $500,000 on average per city and has the personnel capability to handle 10 new installation payments. We plan to raise funds through the public market but no funding commitments have been made to date.

See additional disclosure on page 32.

Products, page 17

60.
Please provide us with third party documentation supporting your statement that the Tenet system was the first system to be approved in China by any tax authority. If the materials are in another language, please translate the contents to the English language.

We have attached copies of tax bureau approvals of TENET. The newspaper article English translation is as following:

The local city of Dalian newspaper, the Dalian Daily on Friday, July 13, 2001 contained an article written by reporter Zhi Bin Dong as follows: “Yesterday, the Dalian National Tax Bureau announced that starting from August 1, 2001, business tax payers of Dalian will use the new intranet system to file and to pay their federal taxes. The new system is designed and developed by Dalian Beigang Information Industry and Development Co., Ltd. …… ”

The quote made to us that Tenet was the first such system approved in China by any tax authority was made by personnel in the Dalian national tax bureau office and not in articles as we stated in the original SB2 document.

We have amended our disclosure to ensure the correct statement is made on page 30.

61.	When was Tenet created and when did the Dalian local federal tax bureau become involved.

The TENET system was developed and designed by Dalian Beigang in October of 1998. The computer center at the Dalian National Tax Bureau participated in the system development beginning in January of 1999.

Support Services, page 17

62.	Please indicate how many employees you have in providing support services.

There are currently 36 staff in Dalian providing technological and user support services.

See additional disclosure on page 33.

63.	You indicate that a research and development department is being enhanced to developed product enhancements. How is the department being enhanced.

The China national tax bureau has a system upgrade program called CITAX, whereby its system is continuously upgraded. Dalian Beigang has a department that amends the Tenet system to adapt to CITAX changes.

We have added disclosure to correct misinterpretation of our previous disclosure on page 33.

Proprietary and Security Protection, page 17

64.	How is the Central tax bureau different from the local and federal tax bureaus?

We were incorrect in our disclosure as there is no formal “Central tax bureaus”. National tax bureaus handle all aspects of federal taxes as compared to local taxes payable to, and collected by local city tax bureaus. The business of the National tax bureau covers (product) transaction Value Added Taxes, business income tax, with the tax collected to be handed to the national treasury directly, constituting national fiscal income.

The business of the local tax bureaus cover enterprise business and personal income tax, with the tax collected to be handed in part to the national treasury and the rest to be kept as local fiscal income.

We have amended wording to reflect common terminology throughout the document. The central tax bureau is reference to the national headquarters of China’s tax department located in Beijing and should have been referred to by us as the national tax bureau. This is also referred to as the State Administration of Taxation.

65.	You indicate that the Tenet system is protected by a number of proprietary high level security systems. How is the Tenet system protected?

The fireproof wall of the system can prevent illegal access, so hackers may not access and attack the system on the internet directly. The application program of the system will verify the format and content of each user’s data when it arrives in the server, and if any error is found, it will return an error message to ensure the security of the server. The system will automatically transfer tax data in accordance with the declaration statement of users and specific rules, to the tax server of the taxation bureau. The tax server of the taxation bureau will verify the data filed and send to the taxpayer’s bank, and then return the deduction information from the taxpayer’s bank to the TENET system.

66.

You indicate that security for source codes of copyright and other intellectual property assets have been secured or registered where appropriate. Please disclose what source codes and intellectual property assets you are referring to and how and where they have been registered or secured. Please tell us the difference between having a property asset secured as opposed to registered.

The TENET software system source codes are secured through “limited access” procedures developed by us. The word TENET has been copyrighted in China registration #2003SR 4520 dated June 11, 2003. Such name copyright is registered in the China national copyright office whereas the source codes are secured internally. Assets secured refers to manual protection. Assets registered are filed in the Central China intellectual property office and protected as against use by others.

We have added this additional disclosure on page 28.

67.	You indicate that office procedures and systems have been implemented to provide mechanical security for Dalian Beigang’s intellectual property. What are the procedures?

The procedures to provide security for Dalian Beigang intellectual property involves use of PIN access and locked-box security for hard copy documents with limited access to corporate directors and management only. See disclosure on page 33.

68.

What agency has certified your Tenet system for data security, data transmission and protection from unauthorized access? Please also explain the procedures for obtaining certification? Further, please explain if certification was required or did you obtain the certification voluntarily.

The state administration of taxation has reviewed and approved use of TENET by commercial taxpayers. The key features of TENET reviewed by the state administration of taxation were data security, transaction procedures and protection from unauthorized access. Any competitor wishing to implement a similar system will require similar review and approval. Such approval is required and not a voluntary approval process.

See additional disclosure on page 35.

69.	What is the National Tax Bureau and how is different from the central, local and federal tax bureaus?

National tax bureau covers tax types different from that of local tax bureau. The business of the National tax bureau covers (product) transaction Value Added Taxes, business income tax, with the tax collected to be handed to the national treasury directly, constituting national fiscal income.

The business of the local tax bureaus cover enterprise business and personal income tax, with the tax collected to be handed in part to the national treasury and the rest to be kept as local fiscal income. We have amended wording to reflect common terminology throughout the document. The central tax bureau is reference to National headquarters of China tax department located in Beijing.

See page 30.

70.	Briefly describe the security requirements of the National Tax Bureau?

To implement an online tax reporting system such as Tenet involves review and approval by the national tax bureau to ensure that the system is adequate in terms of date security, data transaction procedures and protection from unauthorized access.

See additional disclosure on page 35.

Harmonization of Taxes, page 18

71.

You indicate under the subsection “Federal Taxes, collection in China today” on page 18 that the federal tax system presently require taxpayers to pay taxes and file statements manually. However, under this section you state that the Tenet system supports both the federal and local tax system but is only used to collect Federal taxes. If under the Chinese federal system, payments and statements are required manually, how is the taxpayer permitted to use your Tenet system.

Our wording in reference to manual filing of federal tax reports was incomplete.

Item 6 of the Revenue Collection Administration Law of the People’s Republic of China states that “The state will equip taxation offices at every level with modern information technology and equipment according with a plan to build and perfect a system of sharing information between taxation authorities and other administrative organs of government.” It specified in Item 26 Section 3 of the same law that taxpayers can declare tax by the way of electronic data.

The state is promoting continuous improvement of the tax system, so local taxation authorities can not specifically call for manual declaration methods only. They must also select some online declaration method. This is a main trend of information construction for revenue collection and management in progress by the China taxation authorities.

We have added disclosure in this section as requested on page 34.

Advantages for Taxpayers and Tax Authorities, page 19

72.

Please also include the disadvantages for taxpayers and tax authorities in using the Tenet system as you have included a section on related to the advantages for taxpayers and tax authorities on using your system.

Disadvantages for Taxpayers and tax Authorities in Using the Tenet System

Use of Tenet has some disadvantages for taxpayers.

  cost of use of the system which must be paid up front, in full cancellation of the use agreement at any time during the contract year results in loss of unused fee portion users must have computer literate staff capable of understanding Internet and Intranet terminology users must have computer systems that are capable of utilizing the Tenet system users must have banking relationships with banks that are capable of performing funds transfer actions between themselves and the national tax bureau office accounts.

Use of Tenet has some disadvantages for tax authorities.

  increased numbers of staff are required to be computer literate in areas of Internet and Intranet terminology and activities.
  lack of hard copy documentation versus digital formats which would be lost if there should be computer server failures

We have added disclosure in this section as requested on page 36.

Market Potential, page 20

73.	Please provide us with third party documentation supporting your statement that “Dalian is nationally recognized as progressive and the city’s innovations are often adopted elsewhere in China.”

The internet website of the Beijing weekly newspaper/magazine www.bjreview.com

Title: What city is stronger in competition---lists and comments on 24 cities in China (writer: Ni Pengfei)

Relevant department obtained result of ranking in integrated and single competition on 24 cities in China based on value system of competition, advantages of aggregate and bowstring model theory by the way to select preferentially and build index system in two sets, five levels and 88 factors, adopt standard statistic data in 1997~1999 on cities and data in questionnaires from experts and residents to calculate for ten thousands with computation method such as principal constituent, blurry curve etc. In these of 24 cities, the top ten were Shanghai, Shenzhen, Guangzhou, Beijing, Xiamen, Wuxi, Tianjin, Dalian, Hangzhou and Nanjing successively. The comment on Dalian is that it is the highest rated in terms of management and city good fame.

See page 38.

Marketing, page 21

74.

You indicate that your local marketing program “enjoyed almost immediate success with the Local Tax Bureau.” Please indicate when you initiated marketing efforts with the Dalian Local Tax Bureau and whether you have entered into any agreement with this bureau to use your Tenet system.

We implemented our initial marketing efforts in 2001 with the complete co- operation and support of the Dalian national tax bureau.

The TENET system has been operating reliably for more than five years in Dalian, and we have built good relationships with officers of the Dalian National Tax Bureau and the State Administration of Taxation. Promotion of the TENET system in a number of cities in China was recommended by these officers.

No formal marketing agreements are in place between us and the Dalian national tax bureau.

See additional disclosure on page 33.

Management’s Discussion and Analysis or Plan of Operations, page 23

75.

Please revise all of your discussions of the number of subscribers to include a breakdown of the number of new subscribers vs. the number if repeat subscribers to better allow an investor to analyze the growth and retention of this metric.

We have amended the disclosure to add commentary on the number of new subscribers versus renewal subscribers for each period disclosed. For the year ended December 31, 2004 there were 10,384 renewals and 277 new subscribers. For the year ended December 31, 2005, there were 10,068 renewals and 169 new subscribers. See disclosure on page 46.

Management, page 30

76.

Please expand the discussion concerning Mr. Wang to provide the names of the companies referred to in his background description and the period of his association with these entities. In addition, please revise the discussion to describe his specific business experience for the past five years, indicating the place of employment and duration of employment during this period.

We have amended the disclosure on Mr. Wang’s background description as requested on page 52.

James Wang – Director and Secretary

James Wang, a Canadian citizen, has experience in business in both Canada and the US in areas of distribution and technology. Since 2001 and over the past five years, he has devoted his time and efforts with Dalian Beigang as a marketing consultant. He has been extensively involved in assisting the management of the Dalian business in aspects of their core business and also assisting the Company in planning a US share listing. He became a director of Northport in April 2004. In February 2006, he changed his legal name from Richard Wang to James Wang.

Principal shareholders and security ownership of management, page 31

77.	Please revise the information presented to include the address of your five percent shareholders.

Zhao Yan- 7th Floor, 21 Huabin Street, Xigang District, Dalian, Liaoning Province, China

Zhong Bo Jia- Room 504, 32 Kang Zhuang Street, Bai Yun Xin Chun, Xigang District, Dalian, Liaoning Province, China

James Wang- #1100,1200 W. 73rdAvenue, Vancouver, BC, Canada, VP6 6G5

We have added disclosure indicating the address of our 5% shareholders on page 54.

78.

We note the number of shares reflected in this table differs from the information provided under Item 26 pertaining to recent sales of unregistered securities. Please advise or revise the discussion in the prospectus accordingly.

Some of the shares owned by management were purchases in private transactions from the original shareholders of the Company.

Description of Capital Stock, page 32

79.

Your current disclosure does not appear to provide all the information required by Item 202 of Regulation S-B. For example, your disclosure must provide any provision in your charter or bylaws that would delay, defer or prevent a change in control. To the extent that no such provisions exist, please so indicate.

See additional disclosure on page 55.

Northport Capital Inc. – Financial Statements – June 30, 2006
Condensed Statements of Operations and Comprehensive Income (Loss) Unaudited), page F-2

80.

Please revise your earnings per share calculation to round to the nearest cent in order not to imply a greater degree of precision than exists. This applies to all areas of the filing where you present earnings per share data.

We have revised the financial statements as of June 30, 2006 (unaudited) and other areas of the filing to present earnings per share to the nearest cent.

81.

We were unable to determine how you arrived at the earnings per share amounts presented. Please provide to us your calculation of earnings per share for the periods presented in your statement of operations.

We have revised the financial statements as of June 30, 2006 (unaudited) to disclose the weighted average number of shares in the statement of operations.

Note 2. General Organization and Business, page F-4

82.

Please provide to us your analysis under SFAS 141 that allowed you to determine that Dalian was the accounting acquirer. Link your response to the specific paragraphs within SFAS 141 that support this treatment.

Our interpretation is that Dalian became the accounting acquirer under paragraphs 17 (b) and (d) of SFAS 141 through its stockholder group obtaining the majority voting interest and management control of the combined entity after the reorganization.

Northport Capital Inc. – Financial Statements – December 31, 2005 5. Related Party Transaction, page F-16

83.

Please explain to us the circumstances that required you to impute interest on this note. Also explain why the interest that you imputed related to this note is being charged directly against additional paid-in capital. Refer to the guidance of APB 21 in your response.

We follow APB21.12 to record the note payable to a stockholder at an amount that reasonably approximates the market value of the note by using an imputed rate of interest on the face value of the note.

The imputed interest is charged directly against additional paid-in capital because the advances from the stockholder are on a need basis, are due on demand and are interest free. The imputed interest is recorded as a contribution to capital and included in additional paid-in capital.

Dalian Beigang Information Industry Development Company Limited – Financial Statements – December 31, 2005
2. Summary of Significant Accounting Policies and Organization, page F-24 (J) Consolidation of variable interest entity, page F-24

84.

Please provide to us and disclose a more detailed description of this color printing project including the form of your funding involvement and the factors that helped you determine that it was a “100% variable interest entity.” Also clarify for us the consideration given to this apparently distinct business in your determination that you operate in only one segment as discussed on note 2(V0 on page F-26.

In mid 2005, management of Dalian Beigang was introduced to a digital photo processing technology being developed by a young Beijing engineer. The project required funding and the Company’s management approved a decision to invest funds to develop the technology to a level where it could be commercially analyzed. A trade name of Colorstar was registered with the China State Administration for Industry and Commerce in China as well as a Chinese patent applied for on the technology. Total expenditures on research and development undertaken by Dalian Beigang on this project were charged to general and administrative expenses for the years ended December 31, 2005 and 2004 and such expenditures amounted to $88,868 and $0 respectively. From January 1, 2006 until June 30, 2006, a further $35,672 was expended on the project. Total expenditures on the project were $124,540 to June 30, 2006.

The Company’s tax intranet software business remains its core business. The research and development on Colorstar has been undertaken separate from the core business of the Company. A wholly owned subsidiary, Dalian Colorstar Digital Technology Co.Ltd., is to be established to commercialize the technology if it is deemed viable. The project involves the development of a user-operated, stand alone, digital photo developing and printing network operating system controlled through a proprietary network server with terminals and self serve digital photo developing printers. The stand alone devices would provide users with digital print images equivalent to regular photographic pictures.

Currently the system network and self serve digital printer design are at a pilot test stage. All intellectual property rights are reserved in the company name.

The design and manufacture of the network and the self-help digital photo developing printer are the most important points in the project, and various test machines have been developed. One model operated on a basis without any promotion value; a second model was unusable because of low output speed and long waiting times; and a third model machine realized all design functions but because of large volume requirements, high cost and questionable intellectual property rights, it was not suitable for commercial development. A fourth model machine is in a pilot test stage.

The network management server has reached a finished design stage with a basic structure and main modular design completed for management and control functions.

Dalian Beigang retained the services of Dalian Dongfang Market Research Co., Ltd. ( Dongfang), an established Dalian market research organization, for the purpose of determining the present status of the northeast China digital printing market as well as determination on possible market acceptance and development of the Colorstar project.

Dongfang’s research was undertaken in Beijing, Shenyang and Dalian and included sampling from consumers (local citizens, tourists and professionals), imaging shop proprietors (color film processing shops and photo-printing collection agencies), as well as convenience stores, lottery shops and advertising agencies and companies. Dongfang determined that the Chinese market is in a stage of rapid increase of sales of digital cameras. Since the end of 2005, an increase of 30% to 50% for digital printing has been shown in larger cities- in fact, higher than for traditional film printing. In addition, there are now millions of mobile phones with a camera function, and these camera cellular phones are expected to reach a level of 70% in the China market.

Traditional digital color printing shops in the Chinese domestic market utilize equipment technology of one of four brands including Kodak, Fuji, Konica and Lucky, of which Kodak has about a 70% market share.

Fuji digital printing machine technology has been in a leading position in the China industry, enjoying the capability for producing stand alone devices and establishing network platforms, as well as providing customer financing. Doli, a China domestic manufacturer of production-type digital printing machines, has good quality equipment but which has little strength in providing additional functions and network operating management platforms.

Based on data analysis by Dongfang, their analysis showed that both the operational mode and technological advantages of the Colorstar project were recognized by the China market. However, the project must improve its technological level, perfect its equipment quality, and also establish and implement detailed and effective marketing plans, in order for it to be commercially viable.

Management has determined that the project in China could require significant and substantial funding in order to successfully launch in China. Accordingly management believes that it is premature to state that they will proceed in a commercial way on this project. The financing required will likely result in the Company losing equity control of the project to other, more established and better financed companies.

The Company has determined that the Colorstar project is a 100% variable interest entity of Dalian Beigang as the project lacks sufficient equity to finance its activities and requires full financial support from Dalian Beigang. Dalian Beigang is the primary beneficiary as it bears all the risks and rewards of this project.

We have also revised the financial statements as of December 31, 2005 and June 30, 2006 (unaudited) to disclose the fact that Dalian Beigang operates in two segments together with the related segment information.

We have added this disclosure in the document.

(Q) Revenue recognition, page F-25

85.	Please revise this discussion to include a more detailed description of how this policy applies to the actual transactions entered into under the license agreements described. Include the impact of any termination provisions within these contracts.

We have revised the financial statements as of December 31, 2005 and June 30, 2006 (unaudited) to include a more detailed description of how this policy applies to the actual transactions the Company enters into.

8. Shareholders’ Equity, page F-29 (A) Registered capital, page F-29

86.	Please revise your disclosure of this registered capital to include the number of authorized, issued and outstanding shares for each period presented.

Dalian Beigang Information Industry Development Company Limited (“Dalian Beigang”) is a limited liability corporation incorporated in accordance with the laws in the People’s Republic of China where the registered capital issued was not in the form of shares but on the amounts contributed by the shareholders as stipulated in the Articles of Association. The disclosure of the number of authorized, issued and outstanding shares is therefore not applicable.

(B) Appropriated retained earnings, page F-29

87.

Please revise your discussion here to better explain how this allocation process works when negative equity exists. If PRC GAAP equity is not negative like the US GAAP equity, then disclose the amount of that equity to allow an assessment of the potential future allocations. Also clarify here and in the interim financial statements, if true, that no allocations were made after 2004 due to the fact that you did not generate net income under PRC GAAP.

No appropriation to reserves is required when negative equity exists and appropriation to reserves is only applicable when negative equity is made good by net income generated in subsequent years. In accordance with PRC GAAP, if the equity is positive and net income is generated, at least 10% of the net income of that year has to be allocated to the statutory welfare fund reserve until the reserve is equal to 50% of the registered capital.

Dalian Beigang made no appropriations to the statutory reserve fund after 2004 because the reserve exceeded 50% of its registered capital after the 2003 appropriation.

10. Related Party Transactions, page F-30

88.	Please explain to us how you determined that it was appropriate to classify this amount “Due from a stockholder” as equity and why the amounts extended under this agreement are classified as financing activities in the statement of cash flows. Also include a discussion of why you recorded imputed interest and included that imputed interest directly in additional paid in capital.

We have revised the financial statements as of December 31, 2005 and June 30, 2006 (unaudited) to classify the short-term loans due from stockholders as current assets and to show this item as investing activities in the statements of cash flows and also to include the imputed interest in the short-term loans due from stockholders.

Signature Page

89.

Your principal financial officer and either a controller or chief accounting officer must sign the registration statement. Your next amendment and all subsequent amendments must contain this signature. If a person acts in more than one of these capacities, the signature page must indicate all of the capacities in which they are signing. Please revise your signature page accordingly.

We have added space for signatures by our principal financial officer and our controller as requested

Please contact the undersigned and James Vandeberg of the Otto Law Group at fax number 206-262-9513 with any further comments or confirm that the Staff will not have any further comments on the Form SB-2. Thank you.

Sincerely,
Northport Capital Inc.

James Wang
Chief Financial Officer